August 7, 2019

Mr. Tim Buchmiller

Mr. Russel Mancuso

Division of Corporation Finance

Office of Electronics and Machinery

United States Securities and Exchange Commission

Washington, DC 20549

Re:	New Misonix, Inc.

Registration Statement on Form S-4

Filed May 29, 2019

File No. 333-231797

Dear Messrs. Buchmiller and Mancuso:

On behalf of our client, New Misonix, Inc. (“New Misonix” or the “Company”), set forth below are the responses of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated August 2, 2019 regarding the Company’s Amendment No. 2 to the registration statement on Form S-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 3, 2019, File No. 333-231797. In connection with this letter, the Company is today filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) by EDGAR. We are separately furnishing to the Staff courtesy copies of Amendment No. 3 marked to show the changes made to the Registration Statement.

For the Staff’s convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 3 unless indicated otherwise.

Amendment No. 3 to Form S-4 filed August 7, 2019

Under the merger agreement…, (page 9)

1.

We note your response to prior comment 3 and your disclosure that in no event will Solsys members be liable for more than the actual amount of the Solsys merger consideration received by them in the Solsys Merger. Please reconcile this disclosure with the second risk factor on page 38. Also clarify when the Solsys members’ obligation to reimburse the representative will terminate.

Attn: Tim Buchmiller

Legal Branch Chief

August 7, 2019

Response: In response to the Staff’s comment, the disclosure on page 10 of Amendment No. 3 has been revised.

Selected Unaudited Prospective Financial Information, page 107

2.	It is unclear how you addressed that part of prior comment 10 seeking disclosure of the projections through 2029 mentioned on what is now page 101. Please revise as appropriate.

Response: In response to the Staff’s comment, the disclosure on page 107 of Amendment No. 3 has been revised.

Material U.S. Federal Income Tax Consequences of the Mergers, page 113

3.

Please tell us the reason for the uncertainty represented by the phrase “should be recognized” in the penultimate paragraph on page 116. Also, given the carve-out in the last sentence of the first paragraph of this section on page 113, it is unclear how you have provided all disclosure required by Form S-4 Item 4(a)(6). Please advise or revise your disclosure and exhibits as appropriate.

Response: In response to the Staff’s comment, the disclosure on pages 113 and 116 of Amendment No. 3 has been revised.

U.S. Federal Income Tax Consequences to U.S. Holders of Solsys Membership Interests, page 115

4.	Please clarify how members determine whether they bear the economic risk of loss for the recourse liabilities as mentioned on page 33.

Response: In response to the Staff’s comment, the disclosure on pages 33 and 113-117 of Amendment No. 3 has been revised.

Consideration in the Solsys Merger, page 119

5.

We note your response to prior comment 13 regarding the intervals selected for the table on page 121. However, we also note the price interval between the last two columns in the table. If the amount of consideration to be received does not vary directly with the Misonix stock price changes between that interval, please provide additional columns as appropriate to clarify.

Attn: Tim Buchmiller

Legal Branch Chief

August 7, 2019

Response: In response to the Staff’s comment, the disclosure on pages 8 and 121 of Amendment No. 3 have been revised. As discussed, we have included additional columns in the table on pages 8 and 121 to further inform the Solsys unitholders as to the approximate amount of New Misonix common stock each holder will receive at the completion of the transactions at various prices of Misonix common stock. We included the closing price of Misonix’s common stock as of May 31, 2019 ($22.38 per share) to show an additional point of reference between the average closing market price of Misonix’s common stock over the first five trading days following the first public announcement of the transactions ($17.45 per share) and the highest closing market price of Misonix’s common stock since the first public announcement of the transactions ($26.96 per share). Based on the allocation provisions of the Solsys operating agreement, if the Misonix stock price is at or above $28.42, then all classes of Solsys units/rights will participate in the increased value of the consideration.

Clinical Evidence – Summary of Published Clinical Trials, page 150

6.

We note your revisions in response to prior comment 17 and that you now attribute the summaries of the studies to Solsys. Please note that you may not disclaim responsibility for disclosure in your filing. Revise the first sentence of this section accordingly.

Response: In response to the Staff’s comment, the disclosure on page 150 of Amendment No. 3 has been revised.

Choice of Forum, page 180

7.

Please reconcile your disclosure that the Court of Chancery of the State of Delaware will be the exclusive forum for “any state” law derivative action or proceeding with the exclusive forum provision in Annex B and the disclosure regarding that provision on page 211 which appear to indicate that such court will be the exclusive forum for any derivative action or proceeding, other than as provided in the last sentence of Article VII Section 1 in Annex B.

Response: In response to the Staff’s comment, the disclosure on pages 55, 180, 212 and B-4 of Amendment No. 3 has been revised.

8.

It appears that your revised forum selection provision in Annex B identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has subject matter jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including “any derivative action.” It is unclear how this clause is consistent with your disclosure on page 180 regarding the forum for claims under the Securities Act. If the provision in Annex B is intended to apply to actions arising under the Securities Act, please clarify your disclosure, state that there is uncertainty as to whether a court would enforce such provision, and revise your risk factors as appropriate to address such issues as increased costs to bring a claim. If the provision applies to Securities Act claims, please also state that investors

Attn: Tim Buchmiller

Legal Branch Chief

August 7, 2019

cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.

Response: In response to the Staff’s comment, the disclosure on page 55, 67,180, 212 and B-4 of Amendment No. 3 has been revised.

Comparison of Shareholder Rights, page 182

9.

We note your response to prior comment 26; however, it appears that the 66 2/3% vote provision mentioned in the last column on page 213 is not presented separately on the proxy card. Please advise or revise.

Response: We acknowledge the Staff’s comment regarding presenting as a separate proposal the 66 2/3% vote provision mentioned in the last column on page 213 on the proxy card. We respectfully submit that we do not believe that this particular change to the New Misonix organizational documents should be unbundled under Rule 14a-4(a)(3) under the Exchange Act.

More specifically, we do not believe that the provisions of C&DI 201.01 that require the unbundling of proposals relating to charter amendments that would require the approval of shareholders if presented on a standalone basis applies under the circumstances attendant to this transaction. Here, a two-thirds vote of the shareholders of Misonix is required to approve each separate charter amendment proposal (including establishing a classified board, providing that shareholder actions must be taken at a meeting, increasing the vote required to amend New Misonix’s bylaws where such amendment has not been approved by the New Misonix board, prohibiting shareholders from calling special meetings and adding an exclusive forum provision). Upon adoption, each such amendment would also require the same super majority shareholder approval for its repeal or further amendment.

Section 803 of the New York Consolidated Laws (“Section 803”), to which Misonix is currently subject, establishes two principal relevant provisions:

•

First, an amendment or change of the certificate of incorporation may be authorized by a vote of the board, followed by the vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders unless the certificate of incorporation requires the vote of a greater number or proportion of the shares than is required in Section 803.

Attn: Tim Buchmiller

Legal Branch Chief

August 7, 2019

•

Second, an amendment to a provision of the certificate of incorporation made for the purpose of reducing the requisite vote by the holders of any class or series of shares having voting power that has provided for more than a majority of the votes of all outstanding shares entitled to vote thereon shall not be adopted except by the vote of such holders of the class or series of shares that is at least equal to that which would be required to take the action provided.

Misonix’s current Restated Certificate of Incorporation does not contain any provisions requiring a vote of shareholders greater than required by Section 803 in order to amend Misonix’s Restated Certificate of Incorporation. As such, Misonix may affect an amendment to its Restated Certificate of Incorporation upon the approval of its board and holders of a majority of the outstanding shares of Misonix common stock. Also, where holders of a supermajority of the shares adopt a provision, a further amendment to reduce the vote required to change such provision can be limited to those amendments that are approved by such supermajority.

As indicated above and throughout the joint proxy and consent solicitation statement/prospectus included in Amendment No. 3, New Misonix has required for adoption that each of the New Misonix Charter Amendments Proposals be approved by the affirmative vote of the holders of two-thirds of the outstanding shares of Misonix common stock, despite the lower threshold required by New York law and the Misonix Restated Certificate of Incorporation.

Therefore, under New York law, Misonix would also have the ability to provide that each proposal that has been approved by this super majority requirement must require the approval of the same majority for its amendment or repeal. This is part and parcel of the amendments being requested, otherwise the benefits derived by adopting the proposals of a supermajority of the shares could be removed by holders of a simple majority of the shares.

Misonix further respectfully asserts that the 66 2/3% vote provision referenced on page 213 does not raise the concerns the Staff was trying to address when it issued the 2015 guidance. Indeed, the purpose of the unbundling rule of Rule 14a-4(a)(3) is to permit shareholders to communicate their views on each of the matters put to a vote, and not to be compelled to approve parts of packaged matters they might not approve if presented independently. But here, if holders of a two-thirds majority of Misonix’s shares were in favor of adopting a particular proposal, it would be surprising to learn that this same two-thirds would find that a lesser majority could overrule their vote. We therefore believe that the approach currently taken in the joint proxy and consent solicitation statement/prospectus is consistent with C&DI 101.01, where the Staff has recognized that such matters that are “inextricably intertwined” need not be unbundled.

Additionally, the disclosure in Misonix’s Notice of Special Meeting of Shareholders and on pages 3, 4, 16, 54, 60, 67, and 180 has been revised.

Article XLII Removal of Directors or Managers – New Misonix, Inc. (DE), page 195

Attn: Tim Buchmiller

Legal Branch Chief

August 7, 2019

10.

We note your response to prior comment 25 but it is unclear how your disclosure in this section addresses the 66 2/3% vote for removal of directors provided for in Article VI, Section 4 of Annex B. Please revise as appropriate.

Response: In response to the Staff’s comment, the disclosure on page 195 of Amendment No. 3 has been revised.

Incorporation of Certain Documents by Reference, page 216

11.	It is unclear where you have made the revisions indicated in your response to prior comment 27. Please advise or revise your filing as appropriate.

Response: In response to the Staff’s comment, the disclosure on page 216 of Amendment No. 3 has been revised.

12.	We note your response to prior comment 28:

•

It remains unclear how the last paragraph on page 216 is reconcilable to the documents filed under Rule 425 as at least one such document appears to include statements that are not incorporated by reference. Please advise or revise as appropriate.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the only statements filed under Rule 425 that were not incorporated by reference into Amendment No. 3 was the quote by Stavros Vizirgianakis included in the press release attached to the Form 8-K filed on May 8, 2019. In response to the Staff’s prior comment 28, that statement was added to page 86 of Amendment No. 2 and therefore does not need to be incorporated by reference into Amendment No. 3. We therefore do not believe there are any communications related to the merger that have not been either included in or incorporated by reference into Amendment No. 3.

•	We note the revenue expectation added on page 85. Please see Regulation S-K Item 10(b)(2) regarding presentation of revenue projections without one of the identified measures of income.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the statement containing revenue expectations for fiscal year 2020 on page 86 was included to make the last paragraph of page 216 reconcilable with the information provided in Amendment No. 3 and the documents incorporated by reference into Amendment No. 3. In addition, the statement that the combined company is expected to generate pro-forma annual revenue in excess of $80 million in the first year following the completion of the transaction (i.e., New Misonix’s fiscal year ended June 30, 2020) is based upon, and consistent with, the financial projections included on pages 107 and 108 of Amendment

Attn: Tim Buchmiller

Legal Branch Chief

August 7, 2019

No. 3. The expected pro forma revenue can be derived by adding the revenue projection for Misonix for FY2020 of $47 million to the revenue projection for Solsys during such period of $36.8 million (which is the sum of Solsys’ quarterly revenue projections for Q3 2019, Q4 2019, Q1 2020 and Q2 2020), which results in pro forma revenue of $83.8 million. Accordingly, investors have been provided with the corresponding operating incomes and net incomes associated with this statement provided by Misonix’s CEO. As the statement included is a direct quotation from the Company’s CEO as made in the earnings release filed with the Commission on May 8, 2019, and because the statement is in the context of the provided projections such that investors will not be misled by the selective projection of only favorable items, we believe it would be improper to revise the language as requested by the Staff.

Exhibit Index, page II-5

13.	Please file the consent identified as exhibit 23.3.

Response: In response to the Staff’s comment, the consent identified as exhibit 23.3 has been filed.

Exhibits 8.1 and 8.2, page II-5

14.	Please clarify whether the Representation Letters are limited to factual matters. For guidance, see Section III.C.3 of Staff Legal Bulletin No. 19 available on the Commission’s website. Also:

•	Ensure that the opinions that you file cover all tax disclosures in your prospectus, as appropriate; we note for example the disclosure on pages 33 and 49; and

•	Where disclosure refers to more specific provisions of the Code than the opinions cite, please tell us the significance of those differences; we note for example your disclosure on pages 33 and 132.

Response: We confirm that the Representation Letters are limited to factual matters. We also confirm that the opinions that will be filed will cover all U.S. federal tax disclosures in the prospectus, and that the Code provisions cited in the opinions will be the same Code provisions cited in the disclosures.

*    *    *    *

If you have any questions with respect to the foregoing, please do not hesitate to call me at (949) 553-7528, Krunal Shah at (404) 581-8362 or Swathi Padmanabhan at (404) 581-8401.

Attn: Tim Buchmiller

Legal Branch Chief

August 7, 2019

Very truly yours,

/s/ Jonn R. Beeson

cc:	Securities and Exchange Commission

Eric Atallah

Kevin Kuhar

Misonix, Inc.

Stavros Vizirgianakis

Joseph Dwyer

Solsys Medical, LLC

Allan Staley

Jones Day

Krunal Shah

Swathi Padmanabhan

Justin Smith

Greenberg Traurig

Flora Perez

Laurie Green